EXHIBIT 99.1

Brookfield Raises Record $6 Billion For Global Infrastructure Debt Investments

BROOKFIELD, NEWS, Nov. 02, 2023 (GLOBE NEWSWIRE) -- Brookfield Asset Management (“Brookfield”) announced today the closing of its global infrastructure debt program, Brookfield Infrastructure Debt Fund III (“BID III” or the “Fund”). With capital commitments exceeding $6 billion, including over $400 million in discretionary co-investment capital, BID III is the world’s largest private infrastructure debt fund.

More than double the size of its predecessor fund, BID III has received significant support from a diverse group of institutional partners, including public and private pension plans, sovereign wealth funds, financial institutions, endowments, foundations and family offices. Brookfield has committed $600 million to the Fund, underscoring the firm’s alignment of interests with other investors.

BID III has already deployed over 50% of its commitments, having made investments across its core infrastructure sectors, including the renewable power and data infrastructure sectors. The Fund is focused on investments that are highly defensive in nature, due to the regulated, contracted and concession-based cash flows they produce, and is an alternative source of capital to businesses that require access to trusted, solutions-focused financing.

Ian Simes, Managing Partner and Co-Head of Brookfield’s infrastructure debt and structured solutions businesses, said, “We would like to thank our investors for their continued support and helping us meet this significant milestone. With access to the Brookfield ecosystem of real-time data and global expertise, we are able to identify high-quality businesses, operating in defensive areas of the market to generate attractive risk-adjusted returns.”

Hadley Peer Marshall, Managing Partner and Co-Head of Brookfield’s infrastructure debt and structured solutions businesses, said, “This is a great time to be investing in infrastructure debt. With capital constraints across the market, we are increasingly becoming borrowers’ preferred partner and continue to see a number of interesting opportunities to offer flexible solutions for businesses across the globe.”

About Brookfield Asset Management

Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with $850 billion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

For more information, please visit our website at https://bam.brookfield.com or contact:

Media

Simon Maine
Brookfield Asset Management
M: +44 739 890 9278
E: Simon.Maine@brookfield.com

Notice to Readers

In addition to historical fact, this news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and reflect management’s current estimates, beliefs and assumptions, which are in turn based on management’s experience and perception of historical trends, current conditions and expected future developments regarding Brookfield, as well as other factors management believes are appropriate in the circumstances. Forward-looking statements include words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to the prospects of Brookfield’s infrastructure debt strategy.

Although Brookfield believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, certain factors, risks and uncertainties, which are described from time to time in our documents filed with the securities regulators in Canada and the United States, or that are not presently known to Brookfield or that Brookfield currently believes are not material, could cause actual results or events to differ materially from those expressed or implied by forward-looking statements.

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